Exhibit 21.1

Subsidiaries

(As of March 8, 2021)

Name of Subsidiary	Jurisdiction of Incorporation

Asensus Surgical US, Inc.

Asensus International, Inc.

SafeStitch, LLC

Asensus Surgical Italia, S.r.l.

Asensus Surgical Europe, Sarl

Asensus Surgical Netherlands B.V.

Asensus Surgical Israel LTD

Asensus Surgical Canada, Inc.

TransEnterix Japan K.K.

TransEnterix Taiwan Ltd.

Delaware Delaware Virginia Italy Luxembourg Netherlands Israel Ontario, Canada Japan Taiwan